EXHIBIT 99.2

(An exploration company)

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

Deloitte LLP 410 W. Georgia Street Vancouver BC V6B 0S7 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Fury Gold Mines Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fury Gold Mines Limited and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of (earnings) loss and comprehensive (income) loss, equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 24, 2023

We have served as the Company's auditor since 2015.

Fury Gold Mines Limited	1

Fury Gold Mines Limited
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
		At December 31	At December 31
	Note	2022	2021
Assets
Current assets:
Cash	7	$10,309	$3,259
Marketable securities	8	582	605
Accounts receivable		369	322
Prepaid expenses and deposits		602	502
		11,862	4,688
Non-current assets:
Restricted cash	7	144	130
Accounts receivable		-	50
Prepaid expenses and deposits		42	266
Property and equipment	9	931	1,191
Mineral property interests	10	145,190	160,693
Investments in associates	11	42,430	-
		188,737	162,330
Total assets		$200,599	$167,018

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$1,148	$1,888
Lease liability		160	104
Flow-through share premium liability	12	-	3,124
		1,308	5,116
Non-current liabilities:
Lease liability		227	357
Provision for site reclamation and closure	13	4,271	4,190
Total liabilities		$5,806	$9,663

Equity:
Share capital	15	$306,328	$295,464
Share option and warrant reserve	16	20,309	18,640
Accumulated other comprehensive loss		(3)	-
Deficit		(131,841)	(156,749)
Total equity		$194,793	$157,355
Total liabilities and equity		$200,599	$167,018

Commitments (notes 11(b), 20); Subsequent events (note 23).

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	2

Fury Gold Mines Limited
Consolidated Statements of (Earnings) Loss and Comprehensive (Income) Loss
(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31
	Note	2022	2021
Operating expenses:
Exploration and evaluation	14	$9,217	$15,355
Fees, salaries and other employee benefits		3,199	3,694
Insurance		728	637
Legal and professional		804	1,983
Marketing and investor relations		809	1,093
Office and administration		398	606
Regulatory and compliance		218	371
		15,373	23,739

Other income, net:
Net gain on disposition of mineral interests	6	(48,390)	-
Unrealized net loss on marketable securities	8	135	869
Realized net loss on marketable securities	8	-	311
Net loss from associates	11	5,880	-
Amortization of flow-through share premium	12	(3,124)	(4,520)
Impairment expense	11	5,506	42
Accretion on provision for site reclamation and closure	13	94	69
Interest expense		115	98
Interest income		(228)	(36)
Foreign exchange loss		9	14
Other		(91)	39
		(40,094)	(3,114)
(Earnings) loss before taxes		(24,721)	20,625
Exploration tax credits refunded	5d	(187)	(3,835)
Net (earnings) loss for the year		(24,908)	16,790

Other comprehensive loss, net of tax

Unrealized currency loss on translation of foreign operations	3s	3	-
Total comprehensive (income) loss for the year		$(24,905)	$16,790

(Earnings) loss per share:
Basic and diluted (earnings) loss per share	19	$(0.18)	$0.14

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	3

Fury Gold Mines Limited
Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts)
	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive loss	Deficit	Total
Balance at December 31, 2020	117,823,857	$294,710	$11,521	$-	$(139,959)	$166,272
Comprehensive loss for the year	-	-	-	-	(16,790)	(16,790)
Shares issued pursuant to the purchase of a royalty, net of share issue costs	328,767	290	-	-	-	290
Shares issued pursuant to private placement, net of share issue costs	7,461,450	5,385	-	-	-	5,385
Share options exercised	5,834	6	(1)	-	-	5
Warrants exercised	101,042	159	(12)	-	-	147
Fair value of warrants issued	-	(5,086)	5,086	-	-	-
Share-based compensation	-	-	2,046	-	-	2,046
Balance at December 31, 2021	125,720,950	$295,464	$18,640	$-	$(156,749)	$157,355
Comprehensive income (loss) for the year	-	-	-	(3)	24,908	24,905
Shares issued pursuant to offering, net of share issue costs (note 15b(i))	13,750,000	10,864	-	-	-	10,864
Share-based compensation (note 16a)	-	-	1,669	-	-	1,669
Balance at December 31, 2022	139,470,950	$306,328	$20,309	$(3)	$(131,841)	$194,793

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	4

Fury Gold Mines Limited
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
		Years ended December 31
	Note	2022	2021
Operating activities:
Earnings (loss) for the year		$24,908	$(16,790)
Adjusted for:
Interest income		(228)	(36)
Items not involving cash:
Net gain on disposition of mineral interests	6	(48,390)	-
Unrealized net loss on marketable securities	8	135	869
Realized net loss on marketable securities	8	-	311
Depreciation	9	341	371
Impairment expense	11	5,506	42
Net loss from associates	11	5,880	-
Amortization of flow-through share premium	12	(3,124)	(4,520)
Accretion of provision for site reclamation and closure	13	94	69
Share-based compensation	16	1,669	2,046
Interest expense		100	98
Other		-	1
Changes in non-cash working capital	18	(903)	266
Cash (used in) operating activities		(14,012)	(17,273)
Investing activities:
Interest income		228	36
Acquisition of mineral interests, net of cash acquired	10	(1,281)	(1,210)
Option payment received	10	310	150
Acquisition of Homestake Ridge royalty, inclusive of fees	10	-	(110)
Acquisition of Universal Mineral Services Ltd	11	(1)	-
Proceeds from disposition of mineral interests, net of transaction costs	6	4,479	-
Proceeds from disposition of investment in associate, net of transaction costs	11	6,774	-
Proceeds from sale of marketable securities	8	-	1,000
Marketable securities additions	8	(60)	-
Property and equipment additions, net of disposals	9	-	(87)
Decrease (increase) in restricted cash	7	(14)	35
Cash provided by (used in) investing activities		10,435	(186)
Financing activities:
Proceeds from issuance of common shares, net of costs	15	10,864	5,385
Lease payments		(235)	(180)
Proceeds from share option and warrant exercises	16	-	152
Cash provided by financing activities		10,629	5,357
Effect of foreign exchange on cash		(2)	-
(Increase) decrease in cash		7,050	(12,102)
Cash, beginning of the year		3,259	15,361
Cash, end of the year	7	$10,309	$3,259

Supplemental cash flow information (note 18).

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	5

Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At December 31, 2022, the Company had two principal projects: Eau Claire in Quebec and Committee Bay in Nunavut. The Company also holds a 50.022% interest in the Eleonore South Joint Venture (“ESJV”).

Sale of Homestake Resources Corporation (“Homestake Resources”)

On December 6, 2021, the Company entered into a definitive agreement (the "Purchase Agreement") with Dolly Varden Silver Corporation (“Dolly Varden”) pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold's wholly owned subsidiary, Homestake Resources in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden. Homestake Resources is the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (“the Dolly Varden Transaction”). The Dolly Varden Transaction completed on February 25, 2022. As a result, Fury acquired the 76,504,590 Dolly Varden Shares on February 25, 2022, representing approximately 35.33% of the Dolly Varden Shares outstanding and 32.88% of Dolly Varden on a fully diluted basis as of that date.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold have also entered into an investor rights agreement dated February 25, 2022 (the "Investor Rights Agreement"). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden has appointed Forrester “Tim” Clark, the Chief Executive Officer (“CEO”) of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, to the board of directors of Dolly Varden.

On October 13, 2022, the Company announced that it had completed a non-brokered sale agreement to sell 17,000,000 common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares (note 11). The net proceeds received by the Company upon close of the transaction was $6,775. As of December 31, 2022, the Company held a 23.5% interest in Dolly Varden.

Acquisition of 25% equity interest in Universal Mineral Services Ltd. (“UMS”)

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration (note 11). The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Inc, Coppernico Metals Inc, and Torq Resources Inc. who share a head office location in Vancouver, BC. Previously, UMS had been privately owned by a director in common, Mr. Ivan Bebek, then subsequently from January 1, 2022, by Mr. Steve Cook, another director in common, until March 31, 2022.

UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice. Many of the Company’s key personnel are now, or will be, directly employed by UMS and seconded to the Company and other members of the group.

Increase in ownership interest of ESJV and amended joint venture arrangement

On September 12, 2022, the Company and its joint operation partner Newmont Corporation (“Newmont”), through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the ESJV, on a pro-rata basis. As a result of the transaction, the 100% ESJV participating interests are now held 50.022% by the Company and 49.978% by Newmont, with Fury Gold remaining operator under an amended and restated joint operating agreement.

Response to COVID-19

While the Company continues to monitor developments with regards to COVID-19 and permitted activities, there were no impacts to the Company’s operating activities in 2022 arising from COVID-19.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	6

Note 2: Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective for the year ended December 31, 2022. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and the former Standing Interpretations Committee (“SICs”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 24, 2023.

Note 3: Significant accounting policies

a) Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period.

b) Currency of presentation

The Company’s presentation currency is the Canadian (“CAD”) dollar. All amounts, with the exception of per share amounts, are expressed in thousands of Canadian dollars, unless otherwise stated. References to US$ are to United States (“US”) dollars.

c) Basis of preparation and consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. All intercompany balances and transactions have been eliminated.

The subsidiaries (with a beneficial interest of 100%) of the Company at December 31, 2022 were as follows:

Subsidiary	Place of incorporation	Functional currency
North Country Gold Corp. (“North Country”)	BC, Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Eastmain Mines Inc. (“Eastmain Mines”) (a)	Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (b)	Delaware, U.S.A.	USD

(a) Company incorporated federally in Canada.

(b) Fury USA provides certain administrative services with respect to employee benefits for US resident personnel.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	7

Investments in associates and joint arrangements

These interim financial statements also include the following joint arrangements and investments in associates:

Associates and joint arrangement	Ownership interest	Location	Classification and accounting method
Dolly Varden (a)	23.5%	BC, Canada	Associate; equity method
UMS	25.0%	BC, Canada	Associate; equity method
ESJV (b)	50.022%	Quebec, Canada	Joint operation

(a) On October 13, 2022, the Company sold 17,000,000 common shares of Dolly Varden, reducing its investment in Dolly Varden to 25.8% (note 1). Dolly Varden also closed a financing on December 22, 2022 that further diluted the Company’s interest to 23.5%.

(b) The Company acquired an additional 11% interest in ESJV on September 12, 2022 and entered into an amended and restated joint venture arrangement (note 1) which has resulted in ESJV being accounted for as a joint operation.

d) Foreign currency translation

The financial statements of the Company and each of its subsidiaries are prepared in its functional currency determined on the basis of the currency of the primary economic environment in which such entities operate. The presentation and functional currency of the Company and each of its subsidiaries, with the exception of Fury Gold USA, is the Canadian dollar. Fury Gold USA’s functional currency has been determined to be the US dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statements of loss and comprehensive loss for the period in which they arise.

e) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments that are readily convertible to cash and have maturities with terms of less than ninety days and/or with original maturities over ninety days but redeemable on demand without penalty. As at December 31, 2022 and 2021, the Company did not have any cash equivalents.

f) Property and equipment

Property and equipment are stated at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives as follows:

•	Computer equipment	3 years

•	Machinery and equipment	5-10 years

•	Right-of-use (“ROU”)	assets the lease term, unless the transfer of the asset ownership is reasonably certain at the end of the lease term, whereupon depreciation is over the useful life.

g) Mineral property interests and exploration expenditures

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	8

The Company accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”).

Costs directly related to acquiring the legal right to explore a mineral property including acquisition of licenses, mineral rights, and similar acquisition costs are recognized and capitalized as mineral property interests. Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral property interests. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation activities including, but not limited to, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, and payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed in the period in which they are incurred as exploration and evaluation costs on the consolidated statements of loss and comprehensive loss.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as administrative costs in the period in which they occur.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to exploration and evaluation costs.

When a project is deemed to no longer have commercially viable prospects to the Company, all capitalized acquisition costs in respect of that project are deemed to be impaired. As a result, those costs, in excess of the estimated recoverable amount, are expensed to the consolidated statements of loss and comprehensive loss.

The Company assesses mineral property interests for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

Once the technical feasibility and commercial viability of extracting the mineral resources has been determined, the property is considered to be a mine under development at which point the assets and further related costs no longer fall under the guidance of IFRS 6.

(h) Joint arrangement

The Company conducts a portion of its business through a joint arrangement where the parties are bound by contractual arrangements establishing joint control with decisions about the relevant activities that significantly affect the returns of the investee requiring unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee, therefore the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement.

(i) Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of its associate are recognized in net (earnings)/loss during the period.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	9

j) Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the consolidated statements of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the consolidated statements of loss and comprehensive loss.

k) Leases

The Company assesses if a contract is or contains a lease at inception of the contract. Control is considered to exist if the contract conveys the right to control the use of an identified asset during the term of the lease. When a lease is identified, a right-of-use asset and a corresponding lease liability are recognized, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an expense in profit or loss on a straight-line basis.

Right-of-use assets, which are included in property and equipment, are recognized at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs and decommissioning and restoration costs, less any lease incentives received. Right-of-use assets are depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis, except where ownership is expected to be transferred at the end of the lease, whereby the asset is depreciated over its useful life.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease or the Company’s incremental borrowing rate, if the rate implicit in the lease cannot be determined. Lease payments included in the measurement of the lease liability are:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable payments that depend on an index or rate;

•	amount expected to be payable by the lessee under residual value guarantees;

•	exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	penalties for terminations, unless the Company is reasonably certain the options will not be exercised.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	10

l) Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

m) Provision for site reclamation and closure

An obligation to incur rehabilitation and site restoration costs arises when an environmental disturbance is caused by the exploration, development, or on-going production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project as soon as the obligation to incur such costs arises, as well when changes in estimates occur year over year. These costs are charged to the consolidated statements of loss and comprehensive loss over the life of the operation through amortization and the unwinding of the discount in the provision.

n) Flow-through common shares

Canadian income tax legislation permits companies to issue flow-through instruments whereby the income tax deductions generated by eligible expenditures of the Company, defined in the Income Tax Act (Canada) as qualified Canadian exploration expenses (“CEE”), are claimed by the investors rather than by the Company. Shares issued on a flow-through basis are typically sold at a premium above the market share price which relates to the tax benefits that will flow through to the investors. The Company often issues flow-through shares as part of its equity financing transactions in order to fund its Canadian exploration activities. The Company estimates the portion of the proceeds attributable to the premium as being the excess of the flow-through share price over the market share price of the common shares without the flow-through feature at the time of issuance. The premium is recorded as a liability which represents the Company’s obligation to spend the flow-through funds on eligible expenditures and is amortized through the consolidated statements of loss and comprehensive loss as the eligible expenditures are incurred.

o) (Earnings) Loss per share

Basic (earnings) loss per share is calculated by dividing the net (earnings) loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. The diluted loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding on a diluted basis. The weighted average number of shares outstanding on a diluted basis takes into account the additional shares for the assumed exercise of share options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding share options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

p) Share-based compensation

From time to time, the Company grants share options to employees and non-employees. An individual is classified as an employee, versus a non-employee, when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of share options, measured using the Black-Scholes option pricing model at the date of grant, is charged to the consolidated statements of loss and comprehensive loss over the vesting period. Performance vesting conditions and forfeitures are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Where the terms and conditions of options are modified before they vest, any change in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statements of loss and comprehensive loss over the remaining vesting period.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	11

Equity instruments granted to non-employees are recorded in the consolidated statements of loss and comprehensive loss at the fair value of the goods or services received, unless they are related to the issuance of shares. Costs related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for a share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are recorded in the share option and warrant reserve until exercised. Upon exercise, shares are issued from treasury and the amount previously recorded in share option and warrant reserve is reclassified to share capital along with any consideration paid.

q) Income taxes

Income tax reported in the consolidated statements of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or, substantively enacted, at the reporting date and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

r) Financial instruments

The Company recognizes financial assets and liabilities on its consolidated statements of financial position when it becomes a party to the contract creating the asset or liability.

On initial recognition, all financial assets and liabilities are recorded by the Company at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss for which transaction costs are expensed in the period in which they are incurred.

i)	Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	12

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company's financial assets at amortized cost primarily include cash, restricted cash, accounts receivable, and deposits.

ii)	Fair value through other comprehensive income (”FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not have any financial assets classified as FVTOCI at December 31, 2022.

iii)	Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 20.

iv)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements, and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading, or designated as at FVTPL, are measured at amortized cost using the effective interest method.

The Company's financial liabilities measured at amortized cost primarily include accounts payable and accrued liabilities.

v)	Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

(s) Other Comprehensive (Income) loss

Other comprehensive (income) loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive (income) loss comprises net (earnings) loss and other comprehensive loss. Foreign currency translation differences arising on translation of subsidiaries with a different functional currency are also included in other comprehensive loss.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	13

Note 4: Changes in accounting standards

Application of new and revised accounting standards:

The Company has adopted the following amended accounting standards and policies effective January 1, 2022. There was no impact to the Company’s financial statements for the year ended December 31, 2022 upon adoption.

Annual Improvements to IFRSs 2018-2020 Cycle

Annual Improvements to IFRS Standards 2018–2020 makes amendments to the following standards:

IFRS 1 - First-time Adoption of International Financial Reporting Standards: The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.

IFRS 9 - Financial Instruments: Fees in the ‘10 per cent’ test for derecognition of financial liabilities. The amendment clarifies which fees an entity includes when it applies’ the ‘10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognise a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

IFRS 16 - Leases: The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.

IAS 41 – Agriculture: The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

Amendments to IAS 16 – Property, Plant and Equipment—Proceeds before Intended Use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e., proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognises such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 – Inventories.

The amendments also clarify the meaning of “testing whether an asset is functioning properly”. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes.

If not presented separately in the statement of comprehensive income or loss, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line items in the statement of comprehensive income or loss include such proceeds and cost.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	14

The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The entity shall recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented.

New and amended standards not yet effective:

The following new and amended standards, which are not yet effective, have not been applied by the Company in these financial statements. The Company is currently assessing the potential impact(s) on the Company’s financial statements following application.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated statements of financial position and not the amount or timing of recognition of any asset, liability, income, or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services.

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, with early application permitted.

Amendments to IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	15

Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the concept of changes in accounting estimates in the Standard was retained with the following clarifications:

•	A change in accounting estimate that results from new information or new developments is not the correction of an error; and

•

The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted.

Note 5: Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

(a) Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(b) Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

(c) Indications of impairment of assets

Assessments of impairment indicators are performed at the Cash Generating Unit (“CGU”) level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

(d) Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	16

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 12% for eligible losses under the Quebec Mining Duties Act and a refundable resource investment tax credit of 38.75% under the Quebec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Quebec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the year ended December 31, 2022, the Company received a refund of $187 consisting of $166 principal and $21 interest, which was classified as exploration tax credits refunded on the consolidated statements of (earnings) loss and comprehensive (earnings) loss.

(e) Asset held for sale

The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs of disposal (“FVLCD”). If the FVLCD is lower than the carrying amount, an impairment loss is recognized in the consolidated statements of (earnings) loss.

(f) Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the ’investee’s returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

(g) Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of its associate are recognized in net (earnings)/loss during the period.

(h) Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	17

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(i) Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing, and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statements of financial position by adjusting the reclamation asset and liability. Key assumptions included in the estimate of the reclamation obligations for the Company’s properties in Quebec and Nunavut were as follows:

	Years ended December 31
	2022	2021
Risk-free interest rate	3.28%	1.68%
Annual inflation	2.5%	2.5%

(j) Share-based compensation

The Company determines the fair value of share options granted using the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility, and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

(k) Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Note 6: Sale of Homestake Resources

On February 25, 2022, the Company completed the sale of Homestake Resources to Dolly Varden for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden (note 1). The Company’s resulting interest in Dolly Varden represented approximately 35.3% of the issued and outstanding common shares of Dolly Varden on February 25, 2022, which has been accounted for using the equity method (note 3i). The Company recognized a gain of $48,390, net of transaction costs of $589, on the date of disposition, calculated as follows:

Net assets derecognized:	Total
Mineral interests	$16,460
Reclamation bond	68
$16,528
Net proceeds:
Cash	$5,000
Working capital adjustment	68
76,504,590 common shares of Dolly Varden	60,439
Transaction costs	(589)
$64,918
Net gain on disposition	$48,390

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	18

The fair value of the common shares of Dolly Varden received on date of disposition is based on the market price of the shares at the date of disposition of $0.79.

The Company has sufficient non-capital losses as at December 31, 2022 to offset the capital gain arising on disposition of Homestake Resources. As such, there is nil tax payable on the sale of Homestake Resources.

Note 7: Cash and restricted cash

	At December 31 2022	At December 31 2021
Cash	$10,309	$3,259
Restricted cash	144	130
	$10,453	$3,389

Restricted cash includes an amount of $75 (December 31, 2021 – $75) in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association in connection with the Company’s Committee Bay project. Restricted cash is classified as a non-current asset and is not available for use within one year of the date of the consolidated statements of financial position.

Note 8: Marketable securities

Total
Balance at December 31, 2020	$2,675
Additions	110
Sale of marketable securities	(1,000)
Realized loss on disposition	(311)
Unrealized net loss	(869)
Balance at December 31, 2021	$605
Additions	110
Unrealized net loss	(135)
Balance at December 31, 2022	$582

During the year ended December 31, 2022 the Company exercised 500,000 common share warrants of Benz Mining Corp at an exercise price of $0.12. Additionally, the Company received 500,000 common shares in respect of the sale of certain mineral claims in Quebec with a fair value on date of settlement of $50.

Purchases and sales of marketable securities are accounted for as of the trade date.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	19

Note 9: Property and equipment

Property and equipment are recorded at cost, and at December 31, 2022 and 2021 were comprised as follows:

	Machinery and equipment	Office lease	Other	Total
Cost
At December 31, 2020	$2,156	$236	$23	$2,415
Additions	35	295	68	398
Disposal of assets	-	-	(25)	(25)
Impairment of assets	-	-	(55)	(55)
At December 31, 2021	$2,191	$531	$11	$2,733
Additions	81	-	-	81
At December 31, 2022	$2,272	$531	$11	$2,814

Accumulated depreciation
At December 31, 2020	$(1,176)	$(17)	$-	$(1,193)
Depreciation for the year	(213)	(133)	(25)	(371)
Disposal of assets	-	-	9	9
Impairment of assets	-	-	13	13
At December 31, 2021	$(1,389)	$(150)	$(3)	$(1,542)
Depreciation for the year	(204)	(133)	(4)	(341)
At December 31, 2022	$(1,593)	$(283)	$(7)	$(1,883)

Net book value
At December 31, 2021	$802	$381	$8	$1,191
At December 31, 2022	$679	$248	$4	$931

Note 10: Mineral property interests

The Company’s principal resource properties are located in Canada.

Quebec

The Company maintains interests in 12 properties within the James Bay region of Quebec. The principal projects are:

Eau Claire

The Company owns a 100% interest in the Eau Claire project located immediately north of the Eastmain reservoir, approximately 10 kilometres (“km”) northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska, 320 km northeast of the town of Matagami, and 800 km north of Montreal, Quebec. The property consists of map-designated claims totaling approximately 23,000 hectares.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	20

Eastmain Mine

The Eastmain Mine project hosts the Eastmain Mine gold deposit. The past-producing Eastmain Mine project comprises 152 mineral claims and an industrial lease. Located on the eastern most part of the Upper Eastmain River Greenstone Belt of the James Bay District of northern Quebec, the property covers approximately 80 km2 of highly prospective terrain.

In 2019, Benz Mining entered into an option agreement with Eastmain to allow Benz Mining the option to earn a 75% interest in the Eastmain Mine property in return for making option payments of $2,320 between October 2019 and October 2023, and incurring exploration expenditures of $3,500 on the property. The option payments may be settled in both cash and shares. Upon completion of the first option to earn 75%, Benz Mining may acquire the remaining 25% interest upon payment of $1,000 upon closing of project financing, and $1,500 upon commencement of commercial production. This option agreement was subsequently amended in April 2020 to grant Benz Mining the option to earn up to 100% of the Ruby Hill properties located to the west of the Eastmain Mine project. The Company would retain 1-2% net smelter royalties in respect of the properties following completion of the option agreement requirements.

Éléonore South Joint Venture

The ESJV project consists of two separate blocks of map-designated claims, comprising a total of 282 claims covering approximately 147 km2 of the Opinaca area of James Bay, Quebec. The Éléonore West block consists of 34 mineral claims covering approximately 18 km2, while the Éléonore South block contains 248 claims extending over an area of approximately 130 km2. The project is a joint operation and project ownership is based on participation in the funding of annual exploration programs. At December 31, 2022 the project was held by the partners approximately as follows: Fury Gold 50.022% and Newmont 49.978%. The Company is the operator of the project.

Nunavut

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the 1.5% NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid Greenstone Belt in Nunavut, Canada. In 2019, the Company staked additional claims, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The Company’s claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	21

	Quebec	Nunavut	British Columbia	Total

Balance at December 31, 2020	$125,354	$19,358	$16,060	$160,772
Purchase of Homestake Ridge royalty	-	-	400	400
Option payment received	(260)	-	-	(260)
Disposition	(50)	-	-	(50)
Change in estimate of provision for site reclamation and closure	50	(219)	-	(169)
Balance at December 31, 2021	$125,094	$19,139	$16,460	$160,693
Sale of Homestake Resources (note 1)	-	-	(16,460)	(16,460)
Acquisition of additional ownership interest in ESJV (note 1)	1,281	-	-	1,281
Option payment received	(310)	-	-	(310)
Change in estimate of provision for site reclamation and closure (note 13)	(409)	395	-	(14)
Balance at December 31, 2022	$125,656	$19,534	$-	$145,190

In July 2021, the Company sold certain mineral claims on the Radisson property for $50, payable in 18 months from date of purchase in either cash or common shares, at the election of the purchaser. During the year ended December 31, 2022, the Company received settlement of the sale in common shares of a publicly traded entity. These have been classified as marketable securities (note 7).

In October 2022, the Company received an option payment in cash of $310 from Benz Mining in respect of the option agreement for the Eastmain Mine and Ruby Hill properties (year ended December 31, 2021 - $260, comprising of $150 cash and 174,658 shares with a fair value upon date of receipt of $110).

Note 11: Investments in associates

(a) Summarized financial information of the Company’s investments in associates:

The carrying amounts of the Company’s investments in associates as at December 31, 2022, were as follows:

	Dolly Varden	UMS	Total
Carrying amount at December 31, 2021	$-	$-	$-
Acquisition of equity investment	60,439	151	60,590
Disposal (note 1)	(12,280)	-	(12,280)
Company’s share of net loss of associates	(5,856)	(24)	(5,880)
Carrying amount at December 31, 2022	$42,303	$127	$42,430

The fair market value of the Company’s interest in Dolly Varden at December 31, 2022 was $53,554 based on the closing share price on that date.

On October 13, 2022, the Company completed the sale of 17,000,000 common shares of Dolly Varden, comprising 22.2% of the Company’s equity interest in Dolly Varden acquired as part of the disposition of Homestake Resources (note 1), for total gross proceeds of $6,800. As at September 30, 2022, the sale was considered highly probable; therefore, the partial investment in associate represented by the 17,000,000 common shares was classified as an asset held for sale. The Company remeasured the carrying amount of the shares held for sale as the lower of cost and FVLCD and recognized an impairment expense of $5,506 in respect of the disposal. A reconciliation of the impairment expense is as follows:

Carrying amount, investment in Dolly Varden	$55,265
Equity interest transferred to held for sale	22.2%
Carrying amount transferred to asset held for sale	12,280
Less: FVLCD	(6,774)
Impairment expense recognized	$5,506

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	22

For the year ended December 31, 2022, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Year ended December 31, 2022	Dolly Varden	UMS	Total
Cost recoveries	$-	$(4,412)	$(4,412)
Exploration and evaluation	16,936	1,642	18,578
Marketing	1,057	312	1,369
Share-based compensation	1,786	2,433	4,219
Administrative and other	(508)	121	(387)
Net loss of associate, 100%	19,271	96	19,367
Average equity interest for the period	30.4%	25%
Company’s share of net loss of associates	$5,856	$24	$5,880

The Company’s equity share of net assets of associates at December 31, 2022, is as follows:

	Dolly Varden	UMS
Current assets	$28,914	$879
Non-current assets	155,198	2,750
Current liabilities	(4,100)	(1,654)
Non-current liabilities	-	(1,467)
Net assets, 100%	180,012	508
Company’s equity share of net assets of associate	$42,303	$127

(b) Services rendered and balances with UMS

	Years ended December 31
	2022	2021
Exploration and evaluation costs	$590	$215
General and administration	841	384
Total transactions for the period	$1,431	$599

The outstanding balance owing at December 31, 2022, was $240 (December 31, 2021 – $142) which is included in accounts payable.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at December 31, 2022, the Company expects to incur approximately $520 in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company (note 16). The Company recognized a share-based compensation expense of $483 for the year ended December 31, 2022 in respect of share options issued to UMS employees (December 31, 2021 - $453)

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	23

Note 12: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

In September 2020, the Company completed an equity financing by raising $23,000 through the issuance of 7,750,000 subscription receipts. Out of the subscription receipts sold, 5,000,000 were flow-through receipts for gross proceeds of $17,500 and were exchanged for Fury Gold common shares designated as flow-through shares, while 2,750,000 subscription receipts were sold as non-flow-through for gross proceeds of $5,500 and exchanged for Fury Gold common shares.

The flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability were as follows:

	Expenditures	Flow through premium liability
Balance at December 31, 2020	$18,079	$7,644
Flow-through eligible expenditures	(10,789)	(4,520)
Balance at December 31, 2021	$7,290	$3,124
Flow-through eligible expenditures	(7,290)	(3,124)
Balance at December 31, 2022	$-	$-

Note 13: Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay and Quebec properties. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions used to calculate the present value of the future estimated cash flows of the Company’s projects are as follows:

•	Undiscounted cash flow obligation for site reclamation of $6,065 (December 31, 2021 – $4,938);

•	Expected timing of future cash flows which is between the years 2026 and 2041;

•	Annual inflation rate of 2.5% (December 31, 2021 – 2.5%); and

•	Risk-free interest rate of 3.28% (December 31, 2021 – 1.68%).

The present value of the liability for the site reclamation and closure provision for the Company’s projects was as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2020	$1,854	$2,436	$4,290
Accretion	30	39	69
Change in estimate	50	(219)	(169)
Balance at December 31, 2021	$1,934	$2,256	$4,190
Accretion	42	52	94
Change in estimate	(409)	396	(13)
Balance at December 31, 2022	$1,567	$2,704	$4,271

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	24

Note 14: Exploration and evaluation costs

For the years ended December 31, 2022 and 2021, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	British Columbia	Total
Assaying	$1,638	50	$2	$1,690
Exploration drilling	1,768	-	-	1,768
Camp cost, equipment and field supplies	844	193	10	1,047
Geological consulting services	50	13	-	63
Geophysical analysis	127	-	-	127
Permitting, environmental and community costs	163	164	-	327
Expediting and mobilization	12	-	-	12
Salaries and wages	2,330	45	1	2,376
Fuel and consumables	537	-	-	537
Aircraft and travel	768	21	-	789
Share-based compensation	471	9	1	481
Total for year ended December 31, 2022	$8,708	$495	$14	$9,217

	Quebec	Nunavut	British Columbia	Total
Assaying	$2,502	$264	$21	$2,787
Exploration drilling	3,448	601	125	4,174
Camp cost, equipment and field supplies	1,280	377	124	1,781
Geological consulting services	481	312	3	796
Geophysical analysis	185	-	-	185
Permitting, environmental and community costs	186	184	53	423
Expediting and mobilization	79	170	6	255
Salaries and wages	1,921	458	100	2,479
Fuel and consumables	462	30	-	492
Aircraft and travel	429	1,079	2	1,510
Share-based compensation	346	88	39	473
Total for year ended December 31, 2021	$11,319	$3,563	$473	$15,355

Note 15: Share capital

(a) Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	25

(b) Share issuances

During the year ended December 31, 2022:

i.

The Company closed the “April 2022 Offering”, a non-brokered private equity placement, for gross proceeds of $11,000 and consisted of 13,750,000 common shares priced at $0.80 per share. Proceeds from the Private Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec and for general working capital.

Share issue costs related to the April 2022 Offering totaled $136. A reconciliation of the impact of the private placement on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $0.80 per share	13,750,000	$11,000
Cash share issue costs	-	(136)
Proceeds net of share issue costs	13,750,000	$10,864

During the year ended December 31, 2021:

ii.

The Company closed the “October 2021 Offering", a non-brokered private equity placement, for gross proceeds of $5,596 which was closed in two tranches and consisted of 7,461,450 units priced at $0.75 per share. Each unit consisted of one common share of Fury Gold and one warrant entitling the holder to purchase one warrant share at a price of CAD$1.20 for a period of three years. The expiry date of the warrants can be accelerated to 30 days with notice from the Company should the common shares trade after the expiry of the four-month hold period at a price equal to or greater than CAD$1.50 for 20 consecutive trading days.

Share issue costs related to the October 2021 Offering totaled $211, which included $68 in commissions and $143 in other issuance costs. A reconciliation of the impact of the private placement on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $0.75 per share	7,461,450	$5,596
Cash share issue costs	-	(211)
Proceeds net of share issue costs	7,461,450	$5,385

iii.

328,767 shares with a fair market value of $300 were issued to purchase a 2% royalty interest on the Homestake Ridge project (note 10). Share issuance costs incurred in respect of the purchase was $10.

iv.

5,834 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.86 for gross proceeds of $5. An amount of $1 attributed to these share options was transferred from the equity reserves and recorded against share capital.

v.

101,042 shares were issued as a result of share warrants being exercised with a weighted average exercise price of $1.46 for gross proceeds of $147. An amount of $12 attributed to these share warrants was transferred from the equity reserves and recorded against share capital.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	26

Note 16: Share option and warrant reserves

(a) Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the years ended December 31, 2022, and 2021, the Company recognized share-based compensation expense as follows:

	Years ended December 31
	2022	2021
Recognized in net loss (earnings) and included in:
Exploration and evaluation costs	$481	$473
Fees, salaries and other employee benefits	1,188	1,573
Total share-based compensation expense	$1,669	$2,046

During the year ended December 31, 2022, the Company granted 3,430,000 (December 31, 2021 – 1,405,000) share options to directors, officers, employees, and certain consultants who provide certain on-going services to the Company, representative of employee services. The weighted average fair value per option of these share options was calculated as $0.46 (December 31, 2021 – $0.56) using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during the years ended December 31, 2022 and 2021 was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Years ended December 31
	2022	2021
Risk-free interest rate	2.20%	0.91%
Expected dividend yield	Nil	Nil
Share price volatility	67%	67%
Expected forfeiture rate	2.5%	0%
Expected life in years	5.0	4.9

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

(b) Share option plan

The Company maintains a rolling share option plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees, and other service providers. The share options typically vest as to 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	27

The number of share options Issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price ($/option)
Outstanding, December 31, 2020	8,141,004	$2.67
Granted	1,405,000	1.03
Exercised	(5,834)	0.86
Expired	(1,685,048)	3.62
Forfeited	(1,103,125)	2.04
Outstanding, December 31, 2021	6,751,997	$2.00
Granted	3,430,000	1.00
Expired	(608,237)	4.65
Forfeited	(693,436)	1.77
Outstanding, December 31, 2022	8,880,324	$1.44

As at December 31, 2022, the number of share options outstanding was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.00	4,848,330	0.97	3.90	3,031,143	0.95	3.78
$1.00 – $1.95	1,277,639	1.72	1.80	1,262,015	1.72	1.77
$2.05 – $3.26	2,754,355	2.16	2.65	2,754,355	2.16	2.65
	8,880,324	1.44	3.21	7,047,513	1.56	2.98

(c) Share purchase warrants

The number of share purchase warrants outstanding at December 31, 2022 was as follows:

	Warrants outstanding	Exercise price ($/share)
Outstanding at December 31, 2020	1,626,740	$1.66
Issued (note 15b)	7,461,450	1.20
Exercised	(101,042)	1.46
Expired	(775,695)	1.42
Outstanding at December 31, 2021	8,211,453	$1.27
Expired	(750,003)	1.95
Outstanding at December 31, 2022	7,461,450	$1.20

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	28

The following table reflects the warrants issued and outstanding as of December 31, 2022:

Expiry date	Warrants outstanding	Exercise price ($/share)
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,461,450	1.20

Note 17: Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the CEO and Chief Financial Officer (“CFO”).

On April 1, 2022, the Company entered into a shared services agreement with UMS, in which the Company holds a 25% interest (note 1). Under the shared services agreement, the Company’s CFO, Senior Vice President, Exploration, and CGO terminated their direct employment status with the Company, became employed by UMS and then entered into secondment employment arrangements between the Company and UMS.

The remuneration of the Company’s key management personnel was as follows:

	Years ended December 31
	2022	2021
Short-term benefits provided to executives (a)	$1,719	$982
Directors’ fees paid to non-executive directors	203	204
Share-based payments	1,059	1,206
Total	$2,981	$2,392

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statements of financial position, and other annual employee benefits.

Note 18: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Years ended December 31
	2022	2021
Accounts receivable	$(47)	$505
Prepaid expenses and deposits	(94)	260
Accounts payable and accrued liabilities	(762)	(499)
Changes in non-cash working capital	$(903)	$266

Operating activities include the following cash received:

	Years ended December 31
	2022	2021
Income taxes refunded (note 5d)	$187	$3,835

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	29

Note 19: (Earnings) loss per share

For the years ended December 31, 2022 and 2021, the weighted average number of shares outstanding and (earnings) loss per share were as follows:

	Years ended December 31
	2022	2021
Net loss (earnings)	$(24,908)	$16,790
Weighted average basic number of shares outstanding	139,470,950	119,701,040
Basic loss (earnings) per share	$(0.18)	$0.14
Weighted average diluted number of shares outstanding	139,481,236	119,701,040
Diluted loss (earnings) per share	$(0.18)	$0.14

Note 20: Financial instruments

The Company’s financial instruments as at December 31, 2022, consisted of cash, marketable securities, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a) Financial assets and liabilities by categories

	At December 31, 2022			At December 31, 2021
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$10,309	$-	$10,309	$3,259	$-	$3,259
Marketable securities	-	582	582	-	605	605
Deposits	25	-	25	243	-	243
Accounts receivable	369	-	369	372	-	372
Total financial assets	$10,703	$582	$11,285	$3,874	605	$4,479
Accounts payable and accrued liabilities	1,148	-	1,148	1,888	-	1,888
Total financial liabilities	$1,148	$-	$1,148	$1,888	$-	$1,888

(b) Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the year.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	30

The Company’s financial instruments measured at fair value on a recurring basis were as follows:

At December 31	2022		2021
	Level 1	Level 2	Level 1	Level 2(a)
Marketable securities	582	-	282	323

(a)

Marketable securities included in level 2 include warrants that were valued using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates.

During the year ended December 31, 2022, there were no financial assets or financial liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as level 3 in the fair value hierarchy.

(c)  Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, credit risk and market risks, which include currency risk, interest rate risk and price risk. As at December 31, 2022, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at December 31, 2022, the Company had unrestricted cash of $10,309 (December 31, 2021 – $3,259), working capital surplus of $10,554 (December 31, 2021 – working capital deficit of $428), which the Company defines as current assets less current liabilities, and an accumulated deficit of $131,841 (December 31, 2021 – $156,749). During the year ended December 31, 2022, Fury Gold earned income of $24,905 (December 31, 2021 – loss of $16,790), arising from the gain upon disposition of Homestake Resources to Dolly Varden. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2022
Accounts payable and accrued liabilities	$1,148	$-	$-	$1,148
Undiscounted lease payments	215	253	-	468
Total	$1,363	$253	$-	$1,616

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $215 were made during the year ended December 31, 2022, in respect of these mineral claims (December 31, 2021 - $441), with $78 recognized in prepaid expenses as at December 31, 2022 (December 31, 2020 – $144).

Credit risk

The Company’s cash and accounts receivables are exposed to credit risk, which is the risk that the counterparties to the Company’s financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company’s cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables and a receivable from a reputable supplier of services in Canada.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	31

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i.	Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from the relevant functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	Years ended December 31
	2022	2021
Financial assets
US$ bank accounts	$1	$569
Financial liabilities
Accounts payable	(61)	(160)
	$(60)	$409

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.	Price risk

The Company holds certain investments in marketable securities (note 7) which are measured at fair value, being the closing share price of each equity security at the date of the consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the year. A 10% increase or decrease in the Company’s marketable securities’ share prices would not have a material impact on the Company’s net loss.

Note 21: Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue exploration of resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares or debt, acquire or dispose of assets, or adjust the amount of cash and investments.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends, does not have any long-term debt, and is not subject to any externally imposed capital requirements. The capital of the Company was determined as follows:

	Years ended December 31
	2022	2021
Equity	$194,793	$157,355
Less: cash	(10,309)	(3,259)
	$184,484	$154,096

The Company expects its capital resources to support its current forecasted project expenditures at the Eau Claire project and other corporate activities. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	32

Note 22: Income taxes

Income tax recovery provision

The reconciliation of the income tax recovery computed at statutory rates to the reported income tax recovery is:

	Years ended December 31
	2022	2021
(Earnings) Loss before income taxes	$(24,908)	$16,790
Canadian federal and provincial income tax rates	27%	27%
Expected income tax expense (recovery)	6,725	(4,533)
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	448	552
Share issuance costs	(37)	(60)
Adjustment to tax estimates	114	1,170
Amortization of flow-through share premium	(844)	(1,220)
Flow-through expenditures renunciation	1,934	2,856
Difference in future and foreign tax rates	81	(172)
Sale of Homestake Resource Corporation	(3,021)	-
Other	634	(149)
Increase in unrecognized tax asset	(6,034)	1,556
Income tax expense (recovery)	$-	$-

Significant components of deferred tax asset and liabilities are:

	December 31 2021	Net loss	December 31 2022
Deferred income tax assets
Non-capital losses carried forward	$21,032	$(7,397)	$13,635
Capital losses carried forward	183	(110)	73
Share issuance costs and CEC	552	(235)	317
Investments	18	4	22
Investments in associates	-	633	633
Site reclamation obligations	1,121	24	1,145
Property and equipment	376	51	427
Mineral property interests	5,001	(28)	4,973
Capital lease obligation	124	(20)	104
Other	63	(63)	-
	28,470	(7,141)	21,329
Deferred income tax liabilities
Property and equipment	(86)	33	(53)
Mineral property interests	(1,606)	(1,061)	(545)
Investments	(42)	14	(28)
Net deferred tax assets	26,736	(6,034)	20,702
Unrecognized deferred tax assets	(26,736)	6,034	(20,702)
Net deferred tax balance	$-	$-	$-

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	33

	December 31 2020	Net loss	December 31 2021
Deferred income tax assets
Non-capital losses carried forward	$19,846	$1,186	$21,032
Capital losses carried forward	82	101	183
Share issuance costs and CEC	833	(281)	552
Investments	44	(26)	18
Site reclamation obligations	1,137	(16)	1,121
Property and equipment	312	64	376
Mineral property interests	3,985	1,016	5,001
Capital lease obligation	66	58	124
Other	-	63	63
	26,305	2,165	28,470
Deferred income tax liabilities
Property and equipment	(52)	(34)	(86)
Mineral property interests	(877)	(729)	(1,606)
Investments	(196)	154	(42)
Net deferred tax assets	25,180	1,556	26,736
Unrecognized deferred tax assets	(25,180)	(1,556)	(26,736)
Net deferred tax balance	$-	$-	$-

The Company has accumulated non-capital losses of approximately $51,335 (December 31, 2021 – $79,718) in Canada, which may be carried forward to reduce taxable income of future years. The non-capital losses will, if unused, expire between 2025 and 2042. The Company has not recognized any deferred tax assets at December 31, 2022, in respect of these non-capital losses due to the uncertainty that future operations will generate sufficient taxable income to utilize these non-capital losses.

The Company has $247 accumulated capital losses (December 31, 2021 – $1,312) in Canada which may be carried forward indefinitely and used to reduce capital gains in future years.

Note 23: Subsequent events

(a)

On December 12, 2022, the Company entered into an Option Agreement (“the Agreement”), pursuant to which Ophir Gold Corp. (the “Optionee”) would acquire a 100% interest in the Radis Property through payment of certain cash and common shares over a three year period, payments of which may be accelerated by the Optionee. The Company shall retain a 2% NSR on the property, three-quarters of which may be purchased by the Optionee for $1,500. The Agreement was subject to certain closing conditions, which were met on January 19, 2023.

(b)

On January 17, 2023, the company issued 2,712,800 share options to directors, officers, and employees. The share options were issued in accordance with the Company’s share option plan (note 16b), with an exercise price of $0.82, and will vest over 18 months with an expiry term of five years. Of those issued, 983,800 share options were issued to UMS employees, including those employed as Key Management Personnel of the Company (note 17).

(c)

On March 23, 2023, the Company announced the closing of the previously announced bought deal private placement financing. At the close of the financing, the Company issued 6,076,500 common shares of the Company that qualify as ‘flow-through shares’ as defined under subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec) “FT Shares”) at a price of C$1.44 per FT Share to be sold on a charitable flow-through basis, representing total gross proceeds to the Company of C$8,750. The proceeds of the financing will be used to advance the Company’s 2023 exploration programs in Quebec.

Fury Gold Mines Limited Notes to the 2022 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	34